                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                             MCMORAN EXPLORATION CO.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    582411104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]   Rule 13d-1(b)
          [ ]   Rule 13d-1(c)
          [ ]   Rule 13d-1(d)






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-------------------                                          -------------------
CUSIP No. 582411104                    13G
-------------------                                          -------------------


-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Reid S. Walker
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         726,185
                  --------------------------------------------------------------
 NUMBER OF                      6        SHARED VOTING POWER
   SHARES
BENEFICIALLY                             212,715
  OWNED BY        --------------------------------------------------------------
    EACH                        7        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                              726,185
                  --------------------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         212,715
--------------------------------------------------------------------------------

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               938,900
--------------------------------------------------------------------------------

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.6%
--------------------------------------------------------------------------------

     12        TYPE OF REPORTING PERSON*

               HC
--------------------------------------------------------------------------------



         *SEE INSTRUCTIONS BEFORE FILLING OUT






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-------------------                                          -------------------
CUSIP No. 582411104                    13G
-------------------                                          -------------------

--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               G. Stacy Smith

--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         724,185
                  --------------------------------------------------------------
 NUMBER OF                      6        SHARED VOTING POWER
   SHARES
BENEFICIALLY                             212,715
  OWNED BY        --------------------------------------------------------------
    EACH                        7        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                              724,185
                  --------------------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         212,715
--------------------------------------------------------------------------------

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               936,900
--------------------------------------------------------------------------------

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.6%
--------------------------------------------------------------------------------

     12        TYPE OF REPORTING PERSON*

               HC
--------------------------------------------------------------------------------


          *SEE INSTRUCTIONS BEFORE FILLING OUT





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                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Mr. Reid S. Walker and Mr. G. Stacy Smith, principals of WS Capital, L.L.C. ("WS Capital") and WSV Management, L.L.C. ("WSV"), each a Texas limited liability company, relating to shares of common stock of McMoran Exploration Co. (the "Issuer").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund ("WSC Master Fund"), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., each a Texas limited partnership, and (ii) Walker Smith International Fund, Ltd. ("Walker Smith International"), a British Virgin Islands exempted company, and (2) WSV for the account of (i) WS Opportunity Master Fund ("Opportunity Master Fund"), a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., each a Texas limited partnership, and (ii) WS Opportunity Fund International, Ltd. ("Opportunity International"), a Cayman Islands exempted company. WS Capital Management, L.P. ("WS Capital Management") is (i) the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., (ii) agent and attorney-in-fact for WSC Master Fund, and (iii) the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. ("WSVM") is (i) the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., (ii) agent and attorney-in-fact for Opportunity Master Fund, and (iii) the investment manager of Opportunity International. WSV is the general partner of WSVM.

ITEM 1(a)               NAME OF ISSUER.

                        McMoran Exploration Co.

ITEM 1(b)               ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                        1615 Poydras Street
                        New Orleans, Louisiana 70112

ITEM 2(a)               NAME OF PERSON FILING.

                        Reid S. Walker and G. Stacy Smith

ITEM 2(b)               ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
                        RESIDENCE.

                        300 Crescent Court, Suite 880
                        Dallas, Texas 75201

ITEM 2(c)               CITIZENSHIP OR PLACE OF ORGANIZATION.

                        Reid S. Walker and G. Stacy Smith are United States citizens.

ITEM 2(d)               TITLE OF CLASS OF SECURITIES.

                        Common Stock, par value $0.01 per share (the "Common Stock").

ITEM 2(3)               CUSIP NUMBER.

                        582411104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

   (a)        [ ]    Broker or dealer registered under section 15 of the
                     Act (15 U.S.C. 78o).

   (b)        [ ]    Bank as defined in section 3(a)(6) of the
                     Act (15 U.S.C. 78c).






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   (c)        [ ]    Insurance company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c).

   (d)        [ ]    Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C.
                     80a-8).

   (e)        [ ]    An investment advisor in accordance with Section
                     240.13d-1(b)(1)(ii)(E).

   (f)        [ ]    An employee benefit plan or endowment fund in accordance
                     with Section 240.13d-1(b)(1)(ii)(F).

   (g)        [X]    A parent holding company or control person in accordance
                     with Section 240.13d-1(b)(1)(ii)(G).

   (h)        [ ]    A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12
                     U.S.C. 1813).

   (i)        [ ]    A church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3).

   (j)        [ ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4            OWNERSHIP.

                  (a) Mr. Smith is the beneficial owner of 936,900 shares of Common Stock, which includes (1) 724,185 shares of Common Stock beneficially owned by WS Capital and WS Capital Management for the accounts of WSC Master Fund and Walker Smith International and (2) 212,715 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of Opportunity Master Fund and Opportunity International. Mr. Walker is the beneficial owner of 938,900 shares of Common Stock, which includes (1) 724,185 shares of Common Stock beneficially owned by WS Capital and WS Capital Management for the accounts of WSC Master Fund and Walker Smith International, (2) 212,715 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of Opportunity Master Fund and Opportunity International and (3) 2,000 shares of Common Stock held in Mr. Walker's personal account.

                  (b) Messrs. Walker and Smith are the beneficial owners of 5.6% (determined by: (i) multiplying 160,000 shares of preferred stock by 5.1975, the conversion rate;
                           (ii) adding the product of (i) to 107,300 shares of Common Stock; and (iii) dividing 938,900 shares of Common Stock presently beneficially owned by Mr. Walker, and 936,900 share of Common Stock presently beneficially owned by Mr. Smith, by 16,896,160 shares of Common Stock issued and outstanding (determined by adding 16,064,559 shares of Common Stock issued and outstanding as of September 30, 2002, according to the Issuer's Quarterly Report on Form 10-Q filed November 8, 2002, and 831,600 post-conversion shares of Common Stock beneficially owned by Messrs. Walker and Smith) of the outstanding shares of Common Stock.

                  (c) As the principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 724,185 shares of Common Stock beneficially owned by WS Capital. Messrs. Walker and Smith have




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                           shared power to vote and dispose of 212,715 shares of
                           Common Stock beneficially owned by WSV. Mr. Walker may direct the vote and disposition of the 2,000 shares of Common Stock held in his personal account.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS          EXHIBIT 1

                  Joint Filing Agreement dated February 7, 2003 between Reid S. Walker and G. Stacy Smith.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 7, 2003



                                        /REID S. WALKER/
                                        ---------------------------------------
                                        Reid S. Walker


                                        /G. STACY SMITH/
                                        ---------------------------------------
                                        G. Stacy Smith





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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

   1              Joint Filing Agreement dated February 7, 2003 between Reid S.
                  Walker and G. Stacy Smith.









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